--------------------------------                       -------------------------
CUSIP No. 83427A 10 8                     13D          Page  1 of 23 Pages
--------------------------------                       -------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          THE SOLOMON-PAGE GROUP LTD.
--------------------------------------------------------------------------------
                                (Name of issuer)

                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                  83427A 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Lloyd Solomon
                         c/o The Solomon-Page Group Ltd.
                     1140 Avenue of the Americas, 9th Floor
                            New York, New York 10036
                                 (212) 403-6100
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 31, 2000
--------------------------------------------------------------------------------
                      (Date of event which requires filing
                               of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))
                               Page 1 of 23 Pages

-----------------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------                       -------------------------
CUSIP No. 83427A 10 8                     13D          Page  2 of 23 pages
--------------------------------                       -------------------------

================================================================================

      1       NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       LLOYD SOLOMON
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                       PF/BK
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF           7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                            985,000
OWNED BY EACH
  REPORTING
 PERSON WITH
              ------------------------------------------------------------------
                      8         SHARED VOTING POWER

                                         -0-
              ------------------------------------------------------------------
                      9         SOLE DISPOSITIVE POWER

                                         985,000
              ------------------------------------------------------------------
                     10         SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       985,000
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        / /
--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       22.6%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*

                       IN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                       -------------------------
CUSIP No. 83427A 10 8                     13D          Page  3 of 23 pages
--------------------------------                       -------------------------

================================================================================

      1       NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       SCOTT PAGE
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  /X/
                                                                        (b)  / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                       PF/BK
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF           7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                            801,900
OWNED BY EACH
  REPORTING
 PERSON WITH
              ------------------------------------------------------------------
                      8         SHARED VOTING POWER

                                         -0-
              ------------------------------------------------------------------
                      9         SOLE DISPOSITIVE POWER

                                         801,900
              ------------------------------------------------------------------
                     10         SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       801,900
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        / /
--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       18.4%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*
                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                       -------------------------
CUSIP No. 83427A 10 8                     13D          Page  4 of 23 pages
--------------------------------                       -------------------------

================================================================================

      1      NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      HERBERT SOLOMON
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  /X/
                                                                        (b)  / /
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS*
                      PF/BK
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF          7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                           707,600
OWNED BY EACH
  REPORTING
 PERSON WITH -------------------------------------------------------------------
                     8         SHARED VOTING POWER

                                        -0-
             -------------------------------------------------------------------
                     9         SOLE DISPOSITIVE POWER

                                        707,600
             -------------------------------------------------------------------
                    10         SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      707,600
--------------------------------------------------------------------------------
      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         / /
--------------------------------------------------------------------------------
      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      16.3%
--------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                       -------------------------
CUSIP No. 83427A 10 8                     13D          Page  5 of 23 pages
--------------------------------                       -------------------------

================================================================================

      1      NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      TSPGL MERGER CORP.
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  /X/
                                                                        (b)  / /
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS*
                      BK
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                            / /
--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF          7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                           -0-
OWNED BY EACH
  REPORTING
 PERSON WITH
                   -------------------------------------------------------------
                     8         SHARED VOTING POWER

                                        -0-
                   -------------------------------------------------------------
                     9         SOLE DISPOSITIVE POWER
                                        -0-
                   -------------------------------------------------------------
                    10         SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-
--------------------------------------------------------------------------------
      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         / /

--------------------------------------------------------------------------------
      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      -0-
--------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON*

                      CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                       -------------------------
CUSIP No. 83427A 10 8                     13D          Page  6 of 23 pages
--------------------------------                       -------------------------
                                  SCHEDULE 13D

                                (AMENDMENT NO. 2)

                                 RELATING TO THE

                          COMMON STOCK, $.001 PAR VALUE

                                       OF

                           THE SOLOMON-PAGE GROUP LTD.


         This Amendment No. 2 amends the Schedule 13D dated November 18, 1994 (the "Schedule 13D"), jointly filed by Lloyd Solomon, Herbert Solomon, and Scott Page (collectively, the "Reporting Persons") relating to the beneficial ownership of the Common Stock, par value $.001 per share (the "Common Stock"), of The Solomon-Page Group Ltd. (the "Company"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.


ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of Schedule 13D is hereby amended and supplemented by the following:

         TSPGL Merger Corp., a Delaware corporation ("TSPGL"), was formed by the Reporting Persons in connection with the transactions contemplated by the Merger Agreement (as defined below). The Reporting Persons own 100% of the issued and outstanding capital stock of TSPGL, which has no operations. The business address of TSPGL is 1140 Avenue of the Americas, 9th Floor, New York, New York 10036. TSPGL has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of Schedule 13D is hereby amended and supplemented by the following:

         No purchases of Common Stock have been made in connection with the event with respect to which this Amendment No. 2 is being filed.

         On March 31, 2000, the Company and TSPGL entered into a Merger Agreement (the "Merger Agreement") pursuant to which the Company will merge with and into TSPGL (the "Merger"). (See Item 4. Purpose of Transaction.)

         On March 28, 2000, the Company (on behalf of the Reporting Persons) received a commitment letter (the "Commitment Letter") from The Bank of New York (the "Bank") pursuant to which the Bank confirmed its willingness to extend a $16.5 million senior secured revolving credit ($9.0 million) and term loan ($7.5 million) facility (the "Facility") to enable TSPGL to consummate the Merger. The availability of borrowings under the Facility is subject to the negotiation and execution of a credit agreement and related documents, the absence of any material adverse change with respect to the Company, verification of information and the Bank's satisfaction with its due diligence concerning the Company. It is anticipated that an aggregate of $12,314,999 will be required to consummate the Merger in accordance with the terms of the Merger Agreement and that such sum will be borrowed from the Bank under the Facility.

--------------------------------                       -------------------------
CUSIP No. 83427A 10 8                     13D          Page  7 of 23 pages
--------------------------------                       -------------------------

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of Schedule 13D is hereby amended and supplemented by the following:

         The purpose of the transaction is for the Reporting Persons to acquire all of the outstanding Common Stock of the Company. The Merger Agreement provides that each issued and outstanding share of Common Stock (other than (i) shares held by the Reporting Persons, (ii) shares held by the Company as treasury stock, and (iii) shares held by stockholders who have exercised their statutory right under the laws of the State of Delaware to have such shares appraised and be paid the fair value thereof) will be automatically changed into the right to receive $4.25 in cash. Each outstanding option to purchase Common Stock would be cancelled and the former holder thereof (which for this purpose excludes the Reporting Persons) would be entitled to receive an amount in cash equal to the product of (i) the number of shares of Common Stock subject to such option (whether or not then vested or exercisable) and (ii) the excess, if any, of $4.25 over the exercise price per share subject to such option.

         The Merger is subject to various conditions, including (i) the receipt by the Reporting Persons of the financing to consummate the transaction, (ii) the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, (iii) the receipt by the Company of a fairness opinion, and (iv) other customary conditions.

         As a result of the Merger, (i) the certificate of incorporation and by-laws of TSPGL would become the certificate of incorporation and by-laws, respectively, of the surviving corporation, (ii) the Common Stock would cease to be authorized to be quoted on any national securities exchange or inter-dealer quotation system, (iii) the registration of the Common Stock under the Act would be terminated, and (iv) the directors and the officers of TSPGL would become the directors and officers, respectively, of the surviving corporation.

         The description contained herein of the Merger Agreement is qualified in its entirety by reference to the complete text thereof, which is incorporated herein by reference.

         The information set forth in Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of Schedule 13D is hereby amended and supplemented by the following:

         There are outstanding 4,153,948 shares of Common Stock. As of the date hereof, the Reporting Persons beneficially own an aggregate of 2,494,500 shares of Common Stock, or approximately 52.5% of the Common Stock outstanding. This includes an aggregate of 600,000 shares of Common Stock subject to options that would be cancelled in the Merger.

         The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities held by any other member of the Reporting Group.

LLOYD SOLOMON

         (a) Mr. Solomon beneficially owns 985,000 shares of Common Stock (including 200,000 shares issuable upon the exercise of presently exercisable options), constituting approximately 22.6% of the Common Stock outstanding.

         (b) Mr. Solomon has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

         (c) Except as set forth in Item 4 above, no transactions in the Common Stock were effected by Mr. Solomon during the past 60 days.

--------------------------------                       -------------------------
CUSIP No. 83427A 10 8                     13D          Page  8 of 23 pages
--------------------------------                       -------------------------

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

         (e) Not applicable.

SCOTT PAGE

         (a)  Mr.  Page   beneficially  owns  801,900  shares  of  Common  Stock
(including 200,000 shares issuable upon the exercise of presently exercisable options), constituting approximately 18.4% of the Common Stock outstanding.

         (b) Mr. Page has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

         (c) Except as set forth in Item 4 above, no transactions in the Common Stock were effected by Mr. Page during the past 60 days.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

         (e) Not applicable.

HERBERT SOLOMON

         (a) Mr. Solomon beneficially owns 707,600 shares of Common Stock (including 200,000 shares issuable upon the exercise of presently exercisable options), constituting approximately 16.3% of the Common Stock outstanding.

         (b) Mr. Solomon has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

         (c) Except as set forth in Item 4 above, no transactions in the Common Stock were effected by Mr. Solomon during the past 60 days.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

         (e) Not applicable.

TSPGL MERGER CORP.

         (a)      Not applicable.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

--------------------------------                       -------------------------
CUSIP No. 83427A 10 8                     13D          Page  9 of 23 pages
--------------------------------                       -------------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

         1. Agreement and Plan of Merger, dated March 31, 2000, by and between The Solomon-Page Group Ltd. and TSPGL Merger Corp., incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated April 3, 2000.

         2. Commitment Letter, dated March 28, 2000, by and between The Bank of New York and The Solomon-Page Group Ltd.

--------------------------------                       -------------------------
CUSIP No. 83427A 10 8                     13D          Page  10 of 23 pages
--------------------------------                       -------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 6, 2000
                                                /s/ Lloyd Solomon
                                              -----------------------------
                                                       Lloyd Solomon

                                                /s/ Scott Page
                                              -----------------------------
                                                       Scott Page

                                                /s/ Herbert Solomon
                                              -----------------------------
                                                       Herbert Solomon


                                              TPSGL MERGER CORP.



                                              By:  /s/ Lloyd Solomon
                                                 --------------------------
                                                 Name:  Lloyd Solomon
                                                 Title:  Chief Executive Officer
                                      -10-

--------------------------------                       -------------------------
CUSIP No. 83427A 10 8                     13D          Page  11 of 23 pages
--------------------------------                       -------------------------

Exhibit 2 Commitment Letter
                              THE BANK OF NEW YORK
                           1290 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10104

                                                              March 28, 2000


Solomon-Page Group Ltd.
1140 Avenue of the Americas
New York, New York  10036
Attention:  Lloyd Solomon
            Chief Executive Officer

Gentlemen/Ladies:

         Based upon recent discussions between The Bank of New York (the "Bank") and you, and relying upon the information which you have previously provided to the Bank, the Bank is pleased to confirm its willingness to extend a $16.5 million senior secured revolving credit ($9.0 million) and term loan ($7.5 million) facility (the "Facilities") for Solomon-Page Group Ltd. (the "Company") subject to the conditions set forth in this letter. The Facilities would be (a) provided pursuant to a credit agreement that would contain terms, conditions of lending, funding and yield protections, representations and warranties, covenants, events of default and other provisions customary for facilities of this size, type and purpose, including, without limitation, the terms and conditions set forth in the Summary of Principal Terms and Conditions attached hereto (the "Term Sheet"), and (b) subject to (i) the negotiation and execution of the credit agreement (as described above) and related documents that are satisfactory in form and substance to the Bank, the Company and their respective counsel, (ii) the absence of any material adverse change in the condition (financial or otherwise), business, assets, properties, prospects, operations, performance or current capital structure of the Company or of Information Technology Partners, Inc. ("ITP") from that described to the Bank in the information previously delivered to the Bank, (iii) verification by the Bank of the information you have previously provided to the Bank, and (iv) the Bank's satisfaction with its due diligence concerning the Company and ITP as provided in the Summary of Principal Terms and Conditions. This Letter and the Term Sheet are collectively referred to herein as the "Commitment Documents."

         By executing this letter, you agree to indemnify and hold harmless the Bank and each of its officers, directors, employees, affiliates, agents and controlling persons (each, an "Indemnified Party") from and against any and all losses, claims, damages and liabilities to which any such Indemnified Party may become subject arising out of or in connection with any claim, litigation, investigation or proceeding relating to this letter, the Facilities (including the use of the proceeds thereof), or any related transaction, whether or not any Indemnified Party is a party thereto, and to reimburse each

--------------------------------                       -------------------------
CUSIP No. 83427A 10 8                     13D          Page  12 of 23 pages
--------------------------------                       -------------------------

Indemnified Party upon demand for all reasonable legal and other expenses incurred in connection with investigating or defending any of the foregoing; provided that the foregoing indemnity will not, as to any Indemnified Party, apply to losses, claims, damages, liabilities or related expenses to the extent arising from the willful misconduct, gross negligence or bad faith of such Indemnified Party.

         By executing this letter you (a) agree that you will not make any claim against any Indemnified Party for any special indirect or consequential damages in respect of any breach or wrongful conduct (whether the claim therefor is based on contract, tort or duty imposed by law) in connection with, arising out of or in any way related to the transactions contemplated and the relationship established by this letter, or any act, omission or event occurring in connection therewith, and (b) waive, release and agree not to sue upon any such claim for any such damages, whether or not accrued and whether or not known or suspected, to exist in your favor.

         By executing this letter (a) you also agree to pay the Facility Fee described in the Term Sheet and (b) you and the Bank agree that:

         (i) in the event the Transaction does not occur during the period in which the Commitment Documents are effective and for a period of six months thereafter, the Facility Fee will not be earned and the Bank will refund the $25,000 deposit made by the Company pursuant to this letter less only the reasonable fees and expenses the Bank has incurred pursuant to the Commitment Documents; and

         (ii) in the event the Transaction occurs for a price per share of $4.25 or less (the "Target Price") and the Company obtains financing for the Transaction from a source other than the Bank, the Facility Fee shall be earned by, and be due and payable to, the Bank upon the closing of the Transaction, whether or not the Facilities close; and

         (iii) in the event the Transaction occurs for a price per share greater than the Target Price, and the Company obtains financing for the Transaction from a source other than the Bank:

                  (1) the Facility Fee shall be earned by, and be due and payable to, the Bank upon the closing of the Transaction whether or not the Facilities close, if the Bank had agreed to provide, but the Company would not agree to accept, an amendment to the Commitment Documents that would have permitted the closing of the Facilities for a price per share greater than the Target Price and would not have contained any material substantive changes in the other terms and conditions of the Commitment Documents; or

                  (2) the Facility Fee shall not be earned and the Bank will refund the $25,000 deposit made by the Company pursuant to this letter less only the reasonable fees and expenses the Bank has incurred pursuant to the Commitment Documents, if the Bank

--------------------------------                       -------------------------
CUSIP No. 83427A 10 8                     13D          Page  13 of 23 pages
--------------------------------                       -------------------------

was not willing to amend the Commitment Documents to permit a closing of the Facilities for a price per share greater than the Target Price.

         You agree that this letter and the Term Sheet are for your confidential use only and will not, without the prior consent of the Bank, be disclosed by you or any of your representatives to any person other than your accountants, attorneys and other advisors, and to your board of directors (and the Special Committee thereof) and their respective advisors and then only in connection with the transactions contemplated hereby and only on a confidential basis, except that, following your acceptance hereof, you may make such disclosures of the terms and conditions hereof as you are required by law to make.

         This letter and the provisions contained herein shall not be assignable by you and may not be amended or any provision hereof waived or modified except by a document in writing signed by you and the Bank.

         You hereby knowingly, voluntarily and intentionally waive any right you may have to a trial by jury in respect of any litigation arising out of, under or in connection with this letter or the transactions contemplated hereby.

         This  letter  and  the   annexed   Term  Sheet  set  forth  the  entire
understanding of the parties hereto as to the scope of the obligations of the parties hereto and supersede all prior agreements, representations and understandings, if any, relating to the subject matter hereof.

         This letter shall be governed by, and construed in accordance with, the laws of the State of New York.

         This letter shall automatically expire if not accepted by you on or before 5:00 P.M. (New York City time) on March 29, 2000. Please indicate your acceptance of this letter and your agreement to the terms hereof by signing the enclosed copy of this letter and returning it to the Bank, together with your check in the amount of $25,000 which amount will be refundable only under the circumstances set forth in this letter and will be applied to the Facility Fee described in the Term Sheet when and if earned under the terms of this letter. By executing this letter, you will be deemed to have agreed as follows:

         You shall and the Bank shall, subject to the terms and conditions set forth herein, be bound by the terms of this letter;

         You will pay on demand all reasonable fees and expenses incurred by the Bank in connection with the negotiation and preparation of the loan documentation relating to the Facilities (including, without limitation, third party costs and expenses in connection with the Bank's due diligence investigations and reasonable fees and expenses of the Bank's counsel) whether or not the loan documentation is finalized and whether or not the

--------------------------------                       -------------------------
CUSIP No. 83427A 10 8                     13D          Page  14 of 23 pages
--------------------------------                       -------------------------

Facilities are closed and extended or other financial accommodations are made, and regardless of the reasons for which such documentation is not finalized or the Facilities are not closed and extended or other financial accommodations are not made; and

         You will fully cooperate with the Bank in connection with the transactions contemplated hereby.

         Even if accepted in accordance with the provisions of the previous paragraph, the obligations of the Bank under this letter shall expire and terminate automatically, without further act or condition and regardless of cause or circumstance, if loan documentation satisfactory in form and substance to the Bank, the Company and their respective counsel is not executed on or before July 14, 2000.

                                               Very truly yours,

                                               THE BANK OF NEW YORK


                                               By:   /s/ Gregg Scheuing
                                                  ----------------------------
                                               Name: Gregg Scheuing
                                                    --------------------------
                                               Title:Vice President
                                                     -------------------------


Accepted and agreed:

SOLOMON-PAGE GROUP LTD.


By:   /s/ Lloyd Solomon
   -------------------------------
Name: Lloyd Solomon
     -----------------------------
Title:Chief Executive Officer
      ----------------------------

Date: March 28, 2000

--------------------------------                       -------------------------
CUSIP No. 83427A 10 8                     13D          Page  15 of 23 pages
--------------------------------                       -------------------------

                           THE SOLOMON-PAGE GROUP LTD.
                    SUMMARY OF PRINCIPAL TERMS AND CONDITIONS
                      $16,500,000 SENIOR SECURED FACILITIES
                                 MARCH 28, 2000

This Summary of Principal Terms and Conditions is a confidential proposal. It sets forth some but not all of the terms on which The Bank of New York (the "Bank") would consider extending credit pursuant to the annexed Commitment Letter.

THE TRANSACTION:                    It is our  understanding  that a corporation
                                    to  be  formed  by  Herbert  Solomon,  Lloyd
                                    Solomon  and  Scott  Page  (the  "Management
                                    Group") will be merged into The Solomon-Page
                                    Group  Ltd.  and  that  the  holders  of all
                                    outstanding  shares  of common  stock  other
                                    than the  Management  Group would  receive a
                                    price  per  share  not to  exceed  $4.25 for
                                    their  shares.   Holders,   other  than  the
                                    Management  Group,  of options  to  purchase
                                    common stock would be entitled to receive an
                                    amount per share subject to options equal to
                                    the excess of an amount not to exceed  $4.25
                                    over the exercise price of the related option.

BORROWER:                           Solomon-Page   Group  Ltd.   ("SPG"  or  the
                                    "Borrower")

GUARANTOR:                          Information   Technology   Partners,    Inc.
                                    ("ITP")

FACILITIES:                         $16,500,000   of   senior   secured   credit
                                    facilities (the "Facilities") comprised of:

                                    (i)  an  $9,000,000   five  year   revolving
                                         credit  facility (the "R/C") which will
                                         be available to finance the Transaction
                                         (including  fees and  expenses) and for
                                         general  corporate  purposes  including
                                         working capital, and

                                    (ii) a  $7,500,000  five year term loan (the
                                         "Term  Loan")  which  will  be  used to
                                         finance the Transaction (including fees
                                         and expenses).

AVAILABILITY:                       Advances  under the R/C will be made subject
                                    to a  Borrowing  Base to be  provided to the
                                    Bank monthly. The Borrowing Base is proposed
                                    to be  defined as 75% of  eligible  accounts
                                    receivable  of  the   Borrower's   Executive
                                    Search/Full  Time  Contingency   Recruitment
                                    division  plus  85%  of  eligible   accounts
                                    receivable  of  the   Borrower's   Temporary
                                    Staffing    and     Consulting     division.

--------------------------------                       -------------------------
CUSIP No. 83427A 10 8                     13D          Page  16 of 23 pages
--------------------------------                       -------------------------

                                    Notwithstanding  the  foregoing,  the  final
                                    advance   rate  will  be  set   subject   to
                                    completion by the Bank of its due diligence into accounts receivable.

                                    Availability will be determined monthly for the following month and will be equal to the lesser of the R/C amount or the Borrowing Base.

FINAL MATURITY:                     Five  years  from  the  closing  date of the
                                    Facilities

TERM LOAN
AMORTIZATION:                       The Term Loan will amortize according to the
                                    amounts and on the dates indicated below:

                                        Year                 Amortization
                                        ----                 ------------
                                        1                    $1,000,000
                                        2                    $1,250,000
                                        3                    $1,500,000
                                        4                    $1,750,000
                                        5                    $2,000,000
                                                             $7,500,000

SECURITY:                           The  Facilities  will be  secured by a first
                                    priority perfected security interest in (i) substantially all of the assets of the Borrower and the Guarantor, (ii) insurance policies maintained by the Borrower, and
                                    (iii) the stock of the Borrower owned by the Management Group.

MANDATORY COMMITMENT
REDUCTIONS aND R/C AND
TERM LOAN PREPAYMENT:               The  Term  Loan,  and  after  the  principal
                                    amount  of the Term Loan is  reduced  to $0,
                                    the principal amount  outstanding  under the
                                    R/C will be repaid,  and the R/C commitments
                                    permanently reduced, in amounts equal to (i)
                                    100%  of the net  proceeds  from  any  asset
                                    sale, subject to reinvestment  provisions to
                                    be negotiated and  incorporated  in the loan
                                    documents;  (ii)  100% of the  net  proceeds
                                    from  any  equity  issuance,  subject  to an
                                    exception to be negotiated and  incorporated
                                    in the loan  documents  for the  issuance of
                                    stock  to  employees  pursuant  to  employee
                                    plans,  agreements and  arrangements;  (iii)
                                    100%  of the  net  proceeds  from  any  debt
                                    issuance;   (iv)  50%  of  net  income  plus
                                    depreciation and amortization  minus capital
                                    expenditures, changes in Working Capital [to
                                    be   defined]   and   scheduled    principal
                                    repayments ("Excess Cash Flow"), provided that this clause

--------------------------------                       -------------------------
CUSIP No. 83427A 10 8                     13D          Page  17 of 23 pages
--------------------------------                       -------------------------

                                    will not  apply in the  fiscal  year  ending
                                    9/30/00,  or when the Leverage Ratio is less
                                    than 2.00X and (v) 100% of the net  proceeds
                                    of any insurance  reimbursement after giving
                                    effect to any  reinvestment of such proceeds
                                    on  terms  to  be  agreed   upon.

OPTIONAL PREPAYMENT:                Permitted  at any  time in whole or in part,
                                    without premium or penalty (but subject to payment of break funding costs) upon proper notice to the Bank, in minimum amounts to be determined.

APPLICABLE MARGINS:                 The Applicable  Margins and Commitment  Fees
                                    (where  applicable) for the R/C and the Term
                                    Loan will be determined based upon the Borrower's ratio of Funded Debt as of any date to EBITDA for the last four reported fiscal quarters (the "Leverage Ratio") as described in the Pricing Table below:

PRICING TABLE:

------------------------------------------------------------------------------------------------------------------------------------
LEVERAGE RATIO                                      R/C         R/C ABR    TERM LOAN LIBOR   TERM LOAN ABR     COMMITMENT FEE ON
                                               LIBOR MARGIN     MARGIN         MARGIN            MARGIN     UNDRAWN PORTION OF R/C
------------------------------------------------------------------------------------------------------------------------------------
X greater than or equal to               3.0        2.625%        1.000%         3.000%            1.250%              0.45%
------------------------------------------------------------------------------------------------------------------------------------
2.5 less than or equal to  X less than   3.0        2.375%        0.750%         2.750%            1.000%              0.40%
------------------------------------------------------------------------------------------------------------------------------------
2.0 less than or equal to  X less than   2.5        2.125%        0.500%         2.500%            0.750%              0.35%
------------------------------------------------------------------------------------------------------------------------------------
1.5 less than or equal to  X less than   2.0        1.875%        0.250%         2.250%            0.500%              0.30%
------------------------------------------------------------------------------------------------------------------------------------
1.0 less than or equal to  X less than   1.5        1.625%        0.000%         2.000%            0.250%              0.25%
------------------------------------------------------------------------------------------------------------------------------------
X less than or equal to                  1.0        1.375%        0.000%         1.750%            0.000%              0.20%
------------------------------------------------------------------------------------------------------------------------------------


COMMITMENT FEE:                     The  Borrower  shall  pay to the  Bank a per
                                    annum fee on the average amount of the R/C commitment which is unused. Such fee will be payable quarterly in arrears at the rate established in the Pricing Table above.

FACILITY FEE:                       A  facility  fee equal to 1.50% on the total
                                    principal amount of the Facilities will be payable to the Bank at closing, subject to the terms and conditions set forth in the Commitment Letter.

DEFAULT RATE OF INTEREST:           An   additional   2%  per  annum  above  the
                                    Applicable Margin.

--------------------------------                       -------------------------
CUSIP No. 83427A 10 8                     13D          Page  18 of 23 pages
--------------------------------                       -------------------------

COMPUTATION OF INTEREST
AND FUNDING AND YIELD
PROTECTIONS:                        Usual   and   customary    provisions    for
                                    facilities of this size, type and purpose.

REPRESENTATIONS AND
WARRANTIES:                         Usual   and   customary    provisions    for
                                    facilities of this size, type and purpose.

CONDITIONS PRECEDENT
TO CLOSING:                         Such  conditions  precedent as are customary
                                    for  facilities  of  this  size,   type  and
                                    purpose with respect to the Borrower and its
                                    subsidiaries including,  without limitation,
                                    (i)  no   default   or  event   of   default
                                    immediately before or after giving effect to
                                    the Term Loan or loan under the R/C and (ii)
                                    accuracy of  representations  and warranties
                                    in all material  respects.  Such  conditions
                                    precedent   shall  also   include,   without
                                    limitation, the following:

                                    (1)   (a) The  simultaneous  consummation of
                                          the    Transaction    on   terms   and
                                          conditions  which  are   substantially
                                          identical to the terms and  conditions
                                          described herein;  (b) the proceeds of
                                          the Facilities  shall be sufficient to
                                          effect the  Transaction and to pay all
                                          fees    and    expenses     associated
                                          therewith;   and  (c)  the   resulting
                                          capital structure and equity ownership
                                          of the Borrower and Guarantor shall be
                                          satisfactory to the Bank;

                                    (2)   Satisfactory completion by the Bank of
                                          its due diligence,  including  without
                                          limitation,  receipt and  satisfactory
                                          review    of   (a)    the    certified
                                          consolidated     and     consolidating
                                          financial  statements  of the Borrower
                                          for the fiscal year  ending  September
                                          30,  1999,  (b) the  consolidated  and
                                          consolidating  financial statements of
                                          the  Borrower  for the quarter  ending
                                          December  31,  1999,  (c) a pro  forma
                                          consolidated and consolidating balance
                                          sheet  of  the   Borrower  as  of  the
                                          closing date of the  Transaction,  (c)
                                          projections  covering  the  period  in
                                          which   the    Facilities    will   be
                                          outstanding,  (d) a field audit of the
                                          books and records of the Borrower by a
                                          representative   of  the   Bank,   the
                                          reasonable costs of which will be paid
                                          by the Borrower,  (e) any

--------------------------------                       -------------------------
CUSIP No. 83427A 10 8                     13D          Page  19 of 23 pages
--------------------------------                       -------------------------

                                          information   the  Bank  may   require
                                          regarding  the assets of the  Borrower
                                          and  Guarantor   (f)  the   employment
                                          contracts of the Management Group;

                                    (3)   Unused  Borrowing  Base   availability
                                          under the R/C at closing  shall not be
                                          less than $1,000,000;

                                    (4)   Cash and marketable  securities of the
                                          Borrower and the  Guarantor at closing
                                          shall not be less than $1,000,000.

                                    (5)   The  Bank   will   have   obtained   a
                                          perfected   first  priority   security
                                          interest in the Collateral;

                                    (6)   No  material  adverse  change  in  the
                                          business   of  the   Borrower  or  the
                                          Guarantor   and  the  Bank   shall  be
                                          reasonably  satisfied  that (i)  there
                                          shall    be    no     litigation    or
                                          administrative  proceeding arising out
                                          of or relating to the  Transaction (a)
                                          in  which  the  Bank is  named a party
                                          that the Bank, after due diligence and
                                          advice   of   counsel   of   its   own
                                          selection,  in  its  sole,  reasonable
                                          discretion       determines      would
                                          materially,  adversely affect the Bank
                                          or  (b)  which  would   challenge  the
                                          validity or enforceability  of, or the
                                          obligation  of the  Borrower  and  the
                                          Guarantor to pay the  indebtedness and
                                          perform their  agreements  under,  the
                                          loan  documents,  and (ii) there shall
                                          be    no    other     litigation    or
                                          administrative  proceeding  (i.e., not
                                          arising  out  of or  relating  to  the
                                          Transaction),  or  regulatory  changes
                                          since  the  date  of  the   Commitment
                                          Documents  that  would  reasonably  be
                                          expected  to have a  material  adverse
                                          effect on the condition  (financial or
                                          otherwise),      business,     assets,
                                          prospects,  operations, or performance
                                          of the  Borrower or the  Guarantor  or
                                          the Capital Structure of the Borrower;

                                    (7)   The Bank will have received a solvency
                                          certificate    from   the   Borrower's
                                          certified public accountants,  in form
                                          and substance satisfactory to the Bank
                                          and an  opinion  from  the  Borrower's
                                          counsel that the Transaction  complies
                                          with applicable laws;

                                    (8)   A ratio of Funded  Debt at  closing to
                                          the last four quarters of EBITDA would
                                          not exceed 3.50X; and

--------------------------------                       -------------------------
CUSIP No. 83427A 10 8                     13D          Page  20 of 23 pages
--------------------------------                       -------------------------

                                    (9)   The  payment  of all  fees  due to the
                                          Bank.


CONDITION PRECEDENT
TO EACH BORROWING:                  Usual   and   customary    provisions    for
                                    facilities of this size, type and purpose.

NEGATIVE COVENANTS:                 Usual and customary  for  facilities of this
                                    size, type and purpose including, without limitation:

                                    (1)   Limitations   (to  be  negotiated  and
                                          incorporated in the loan documents) on
                                          additional               indebtedness,
                                          sale-leaseback  transactions  and  the
                                          issuance  of  capital  stock  which is
                                          subject  to  mandatory  redemption  or
                                          redemption at the option of the holder
                                          thereof. Limitations (to be negotiated
                                          and    incorporated    in   the   loan
                                          documents)  on amendments to permitted
                                          indebtedness    and   other   material
                                          instruments.

                                    (2)   Prohibitions  on liens  other than (i)
                                          liens  associated with the Facilities,
                                          (ii)  liens   permitted  to  exist  at
                                          closing  and  (iii)  other   specified
                                          permitted liens.

                                    (3)   Limitations    on   (i)   mergers   or
                                          consolidations,  (ii) acquisitions and
                                          other     investments     and    (iii)
                                          dispositions of assets.

                                    (4)   Limitations  on  compensation  paid to
                                          the Management Group.

                                    (5)   No cash dividends can be paid.

                                    (6)   Limitations   on   other    restricted
                                          payments  and  prepayments  of certain
                                          other  indebtedness.   Notwithstanding
                                          the  foregoing  if (a) the  share  and
                                          option   repurchase  as   contemplated
                                          under  the  Transaction  occurs  at an
                                          average  purchase  price of $4.00  per
                                          share or less,  (b) the total net cost
                                          of the repurchased  shares and options
                                          does not  exceed  $11,349,000,  (c) no
                                          litigation  is pending with respect to
                                          the Transaction,  and (d) no events of
                                          default  exist or would be  caused  to
                                          exist  from the  repurchase,  then the
                                          Borrower will be allowed to repurchase
                                          common stock from the Management

--------------------------------                       -------------------------
CUSIP No. 83427A 10 8                     13D          Page  21 of 23 pages
--------------------------------                       -------------------------

                                          Group at any time  within  one year of
                                          the closing date of the  Facilities in
                                          an amount  not to exceed the lesser of
                                          (i)  $1,000,000  and (ii)  $11,349,000
                                          minus   the   actual   cost   of   the
                                          repurchased  shares and  options  (the
                                          "Initial Management  Repurchase").  In
                                          the event that the conditions allowing
                                          for the Initial Management  Repurchase
                                          are met, then an additional repurchase
                                          of common  stock  from the  Management
                                          Group shall be allowed  subsequent  to
                                          receipt  by the  Bank  of the  audited
                                          consolidated     and     consolidating
                                          statement  for the fiscal  year ending
                                          9/30/00,  in an  amount  not to exceed
                                          the  Excess  Cash Flow for the  fiscal
                                          year   (the   "Secondary    Management
                                          Repurchase"),  provided  that  (a)  no
                                          events  of  default  exist or would be
                                          caused  to exist  from  the  Secondary
                                          Management    Repurchase,    (b)    no
                                          litigation  is pending with respect to
                                          the Transaction and (c) the sum of the
                                          Initial Management  Repurchase and the
                                          Secondary Management  Repurchase shall
                                          not exceed $1,000,000.

                                    (7)   Limitations   on   transactions   with
                                          affiliates   and  the   formation   of
                                          subsidiaries,  including  that any new
                                          subsidiaries   become  Guarantors  and
                                          pledge all of their assets as security
                                          for the Facilities.

FINANCIAL REPORTING:                Customary  for a  transaction  of this type,
                                    but   to   include   quarterly    compliance
                                    certificates and annual audited consolidated
                                    and   unaudited    consolidating   financial
                                    statements by a Certified Public Accountant satisfactory to the Bank.

FINANCIAL COVENANTS:                (1) Leverage  Ratio - The  Borrower  will be
                                    required to maintain a ratio of total Funded
                                    Debt to the last four  quarters of EBITDA of
                                    not greater  than (a) from the closing  date
                                    through  09-29-00,  the greater of (i) 3.00X
                                    or  (ii)  the   lesser  of  (A)  the  actual
                                    Leverage  Ratio at closing  plus 0.25 or (B)
                                    3.50X and (b)

--------------------------------                       -------------------------
CUSIP No. 83427A 10 8                     13D          Page  22 of 23 pages
--------------------------------                       -------------------------

                                    DATE:                                RATIO
                                    -------------------------------------------
                                    From 09-30-00 to 09-29-01            3.00X
                                    From 09-30-01 to 09-29-02            2.75X
                                    From 09-30-02 to 09-29-03            2.25X
                                    Thereafter                           2.00X

                                    (2)  Fixed  Charge   Coverage  Ratio  -  The
                                    Borrower  will be  required  to  maintain  a
                                    ratio   of   (i)   EBITDA    less    capital
                                    expenditures to (ii) interest expense plus taxes plus required Term Loan principal payments of not less than

                                    YEAR                                 RATIO
                                    -------------------------------------------
                                       1                                 1.15X
                                       2                                 1.20X
                                    Thereafter                           1.25X

                                    (3) Interest Coverage Ratio - The Borrower will be required to maintain a ratio of EBITDA to interest expense of not less than

                                    DATE:                                RATIO
                                    -------------------------------------------
                                    Closing through 09-29-01             3.00X
                                    From 09-30-01 to 09-29-02            3.50X
                                    From 09-30-02 to 09-29-03            3.75X
                                    Thereafter                           4.00X

                                    (4) Capital  expenditures  are not to exceed
                                    $250,000  per  annum.   Notwithstanding  the
                                    foregoing,  the Borrower may incur  $100,000
                                    in additional capital expenditures over the term of the facilities, which shall not be subject to this limitation.

                                    (5)  Net  income  for any  four  consecutive
                                    fiscal quarter periods shall not be less than $1.00.

                                    (6)  Other   reasonable   and/or   customary
                                    covenants   which  the  Bank,  in  its  sole
                                    discretion, deems appropriate.

AFFIRMATIVE COVENANTS:              Usual and customary covenants for facilities
                                    of this size,  type and  purpose  including,
                                    without    limitation,     a    post-closing
                                    requirement  for interest rate protection on
                                    a portion of the  Facilities  on terms which
                                    are  satisfactory  to the Bank, as well as a
                                    covenant   addressing   Year  2000  computer
                                    systems compliance efforts.

--------------------------------                       -------------------------
CUSIP No. 83427A 10 8                     13D          Page  23 of 23 pages
--------------------------------                       -------------------------

EVENTS OF DEFAULT:                  Usual and  customary  events of default  for
                                    facilities  of this size,  type and purpose,
                                    including  without   limitation  changes  of
                                    control and management.

COST AND
YIELD PROTECTION:                   Standard    provisions    for    illegality,
                                    inability to determine rate, indemnification
                                    for break  funding  and  increased  costs or
                                    reduced return, including those arising from
                                    reserve  requirements,   taxes  and  capital
                                    adequacy.

EXPENSES AND
INDEMNIFICATION:                    The Borrower will pay the Bank's  reasonable
                                    legal and out-of-pocket expenses incurred in
                                    connection with the negotiation, preparation
                                    and execution of the legal  documentation of
                                    the  Facilities,  regardless  of whether the
                                    transaction  is  consummated  and whether or
                                    not  the  Facilities  close.   Documentation
                                    shall contain expense and indemnification provisions for the benefit of the Bank customary for transactions of this type.

GOVERNING LAW:                      New York

CONSENT TO NEW YORK
JURISDICTION:                       Required.

WAIVER OF TRIAL
BY JURY:                            Required.